UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D	OMB APPROVAL
OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response …. 15

Under the Securities Exchange Act of 1934
(Amendment No. _________)*

TRITON RESOURCES, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

89678R 10 4
(CUSIP Number)

PERRY AUGUSTSON
7363 – 146A Street,
Surrey, British Columbia, Canada V3S 8Y8
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

CUSIP No. 89678R 10 4

1.	Names of Reporting Person: PERRY AUGUSTSON
I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[X]
3.	SEC Use Only:
4.	Source of Funds (See Instruction): PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	N/A
6.	Citizenship or Place of Organization: CANADA
Number of Shares Beneficially by Owned by Each Reporting Person With:
7.	Sole Voting Power:	3,000,000 SHARES
8.	Shared Voting Power:	NOT APPLICABLE
9.	Sole Dispositive Power:	3,000,000 SHARES
10.	Shared Dispositive Power:	NOT APPLICABLE
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	3,000,000 SHARES
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
NOT APPLICABLE
13.	Percent of Class Represented by Amount in Row (11):	56%
14.	Type of Reporting Person (See Instructions):	IN

CUSIP No. 89678R 10 4

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Triton Resources, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 7363 – 146A Street, Surrey, British Columbia, Canada V3S 8Y8.

ITEM 2.	IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

PERRY AUGUSTSON (the “Holder”)

B.	Residence or Business Address:

The business address of Mr. Augustson is 7363 – 146A Street, Surrey, British Columbia, Canada V3S 8Y8.

C.	Present Principal Occupation and Employment:

Mr. Augustson has been the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a Director of the Company since its inception on May 18, 2004. From March 1964 to March 1999, Mr. Augustson was employed by Canada Safeway Ltd. Canada Safeway Ltd. is a retail supermarket chain in western Canada. Mr. Augustson held various positions during his 35 years at Canada Safeway Ltd., beginning as an entry level employee and progressing to a district manager from 1989 to 1999. Mr. Augustson left retirement to become the Company’s sole Director and Officer.

D.	Mr. Augustson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

Mr. Augustson has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: Mr. Augustson is a citizen of Canada.

CUSIP No. 89678R 10 4

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 14, 2004, Mr. Augustson acquired 3,000,000 shares of common stock at a price of $0.001 per share for total proceeds of $3,000. Mr. Augustson paid for these shares out of his personal funds.

ITEM 4.	PURPOSE OF TRANSACTION

The purchase of the shares by Mr. Augustson was an initial investment by the founding shareholder of the Company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of September 12, 2005, Mr. Augustson beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
Common Stock	3,000,000	56%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information i provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of September 12, 2005, there were 5,400,000 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

Mr. Augustson has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

CUSIP No. 89678R 10 4

(c)	Transactions Effected During the Past 60 Days:

Mr. Augustson has effected the following sales of the Company’s securities during the 60 days prior to September 12, 2005:

Where and How
Date of Transaction	Number of Shares	Price Per Share	Transaction was Effected
None.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRITON RESOURCES, INC.

Date: September 13, 2005	By:	/s/ Perry Augustson

	Title:	PERRY AUGUSTSON